UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AOL INC.

(Name of Subject Company)

AOL INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00184X 105

(CUSIP Number of Class of Securities)

Julie M. Jacobs

General Counsel

22000 AOL Way

Dulles, VA 20166

(703) 265-1000

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

David E. Shapiro

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of a Questions-and-Answers document regarding employee equity distributed by email and intranet posting on May 18, 2015 to employees of AOL Inc. (“AOL” or the “Company”) relating to the proposed acquisition of AOL by Verizon Communications Inc. (“Verizon”) pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of May 12, 2015, by and among AOL, Verizon and Hanks Acquisition Sub, Inc., a wholly owned subsidiary of Verizon (“Acquisition Sub”).

Email:

AOLers,

We’ve prepared the attached FAQs to keep you informed about how your equity will be affected by the proposed transaction with Verizon. If you have any other questions, contact us at yourstockplan@teamaol.com.

Go AOL!

Your Stock Administration Team

Intranet Posting:

Questions about your equity?

We’ve prepared these FAQs [link] to keep you informed about how your equity will be affected by the proposed transaction with Verizon.

Equity FAQs

1. What happens to my options, RSUs, RSAs, PSUs and SPSUs in connection with the merger?

•	Vested Options. Each outstanding, vested option that you hold on the closing date of the merger (the “Closing Date”) will be cancelled in exchange for a cash payment of $50 per share, the same per-share price that AOL shareholders will receive for their shares in the merger (the “Per Share Merger Consideration”), minus the option exercise price, less any applicable tax withholding. Payments will be made as soon as practicable after the Closing Date.

•	Vested Time-Based RSUs. Each outstanding, vested time-based restricted stock unit (RSU) that you hold on the Closing Date will be cancelled in exchange for the Per Share Merger Consideration plus any outstanding and unpaid dividend equivalents that were credited to each RSU, less any applicable tax withholding. Payments will be made as soon as practicable after the Closing Date, unless payment is required to be delayed to the originally scheduled payment date for tax compliance purposes.

•	Unvested Options. Any outstanding, unvested options that you hold on the Closing Date will be cancelled and, in exchange, you will be eligible to receive a future cash payment equal to the Per Share Merger Consideration minus the option exercise price. Payments will be made in the month in which you would have otherwise vested in the option (but no later than the end of the year that the merger is completed, which we currently anticipate to be 2015), less any applicable tax withholding, subject to the terms and conditions of your existing option award agreement.

•	Unvested Time-Based RSUs and RSAs. Any outstanding, unvested time-based RSU or share of restricted stock (RSA) that you hold on the Closing Date will be cancelled and, in exchange, you will be eligible to receive the Per Share Merger Consideration plus, in the case of RSUs, any outstanding and unpaid dividend equivalents that were credited to each RSU. Payments will be made in the month in which you would have otherwise vested in the RSU or RSA (but no later than the first anniversary of the merger), less any applicable tax withholding, subject to the terms and conditions of your existing RSU or RSA award agreement.

•	Unvested Performance-Based RSUs (PSUs and SPSUs). Any unvested PSU and SPSU that you hold on the Closing Date will be cancelled and, in exchange, you will be eligible to receive the Per Share Merger Consideration plus any outstanding and unpaid dividend equivalents that were credited to each PSU and SPSU. Payments will be made, less any applicable tax withholding, in the month in which you would have otherwise vested in the award, subject to the terms and conditions of your existing award agreement, including applicable service requirements and termination provisions. However, with respect to any PSUs subject to total shareholder return performance metrics (TSR PSUs), performance will be determined based on performance relative to peers through the closing date (as provided under the terms of your existing RSU award agreement). With respect to any SPSUs, segment-based performance targets will be deemed achieved at “target” on the Closing Date.

•	Termination Protections. If your employment is terminated without cause or, if applicable, for good reason (as defined in the applicable plan and award documents), during the first year following the Closing Date, your right to receive payment in respect of any unvested awards will vest in accordance with the terms and conditions of your existing award agreements.

2. What happens if I voluntarily resign before the Closing Date or before I receive the cash payments described above?

•	If you voluntarily resign prior to the Closing Date or prior to the date that the Per Share Merger Consideration would otherwise be payable, your options, RSUs, RSAs, PSUs and SPSUs will be treated as provided in the applicable plan, award agreement and/or notice of award (which we refer to as the “applicable equity documents”). Generally, this means that unvested options and unvested RSUs, RSAs, PSUs and SPSUs will be forfeited and you will not be entitled to any payment for those awards.

•	Your vested options generally will remain outstanding for 3 months following your resignation without good reason (if applicable) to the extent provided in the applicable equity documents. If you resign before the Closing Date and your vested options remain outstanding on the Closing Date, you will be entitled to receive the Per Share Merger Consideration for the shares subject to those awards.

•	Please review the applicable equity documents carefully and consult with your tax, legal and financial advisors.

3. I hold AOL shares outright (e.g., from the exercise of options, vesting of RSUs/RSAs or an ESPP purchase) prior to the record date of the tender offer. During the tender offer, can I tender these shares like any other shareholder or do I have to wait until the tender is completed?

Once the tender window opens, all owners of AOL stock can tender, including employees.

4. How will the payments that I receive in connection with the merger be treated for U.S. tax purposes?

•	AOL shares tendered in the merger. When you receive cash for any AOL shares that you tender in the tender offer, you will have a capital gain or capital loss (depending upon your basis in your AOL shares). Please consult the tender offer documents, which will be sent to you and publicly filed with the Securities and Exchange Commission in the near future, for a detailed explanation of the tax treatment of AOL shares that you tender in the tender offer.

•	Options, RSUs, RSAs, PSUs and SPSUs. When you receive any payment for your options, RSUs, RSAs, PSUs and SPSUs in connection with the merger, you will be taxed at ordinary income rates, and any such payment will be subject to applicable withholding. Any amounts required to be withheld under state, local, U.S. federal and/or non-U.S. tax law will be withheld from any such payment.

•	The tax consequences of the tender offer or your receipt of payments for your AOL equity awards in connection with the merger are complex and fact-specific. You should consult with your own tax, legal and financial advisors for guidance.

5. I’ve contributed money towards purchasing AOL shares under the ESPP on the next purchase date (May 15). Is the purchase still happening and if so, how will those shares be treated in connection with this merger?

Yes, the May 15 purchase under the ESPP is proceeding as planned. If you are participating in that purchase, you will be eligible to participate in the tender offer with respect to your ESPP shares on the same basis as other AOL shareholders.

6. Now that the merger has been announced, is it too late to change my ESPP elections (or elect to participate in the ESPP) for the May 15 purchase?

Unfortunately, under the terms of the ESPP, the deadline for making or changing elections for the May 15 purchase date has passed.

7. Will I be able to participate in the next ESPP offering period?

All future offering periods under the ESPP are being suspended pending completion of the merger, so we currently anticipate that you will not be able to make contributions to any future ESPP purchases.

Important Information

The tender offer for the outstanding common stock of the Company referred to in this communication has not yet commenced. This communication is not an offer to purchase or a solicitation of an offer to sell shares of the Company’s common stock. The solicitation and the offer to purchase shares of the Company’s common stock will only be made pursuant to an offer to purchase and related materials that Verizon and Acquisition Sub intend to file with the Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, Verizon and Acquisition Sub will file a Tender Offer Statement on Schedule TO with the SEC, and soon thereafter the Company will file a Solicitation / Recommendation Statement on Schedule 14D-9 with respect to the tender offer. STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation / Recommendation Statement, will be made available to all holders of shares of Common Stock at no expense to them. The tender offer materials and the Solicitation / Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov.

Forward Looking Statements

This communication may contain forward-looking statements. Words such as “anticipates,” “estimates,” “expects,” “projects,” “forecasts,” “intends,” “plans,” “will,” “believes” and words and terms of similar substance used in connection with any discussion of the proposed transaction identify forward-looking statements. These forward-looking statements are based on management’s current expectations and beliefs about future events. As with any projection or forecast, they are inherently susceptible to uncertainty and changes in circumstances. Except as required by law, we are under no obligation to, and expressly disclaim any obligation to, update or alter any forward-looking statements whether as a result of such changes, new information, subsequent events or otherwise. Various factors could adversely affect our operations, business or financial results in the future and cause our actual results to differ materially from those contained in the forward-looking statements, including those factors discussed in detail in the “Risk Factors” sections contained in our Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC, as well as, among other things: 1) the ability to obtain requisite regulatory approvals required to complete the proposed transaction with Verizon, 2) the satisfaction of the conditions to the consummation of the proposed transaction, 3) the timing of the completion of the proposed transaction and 4) the potential impact of the announcement or consummation of the proposed transaction on our relationships, including with employees, suppliers and customers.